UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 8, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form

6-K consists

of the

30 September

2024 Pillar

3 Report

of UBS

Group and

significant regulated

subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

30 September 2024

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “the

Group”, “we”, “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Overview of risk-weighted assets
10
Section 4
Going and gone concern requirements
and eligible capital
11
Section 5
Leverage ratio
13
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
15
Section 1
Introduction
16
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
24
Section 4
UBS Switzerland AG standalone
34
Section 5
UBS Europe SE consolidated
35
Section 6
UBS Americas Holding LLC consolidated
37
Section 7
Credit Suisse International standalone
Appendix
38
Abbreviations frequently used in our financial reports
40
Cautionary statement
Contacts
Switchboards
For all general inquiries:
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team

manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 September 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar

3 disclosures

for the

UBS Group,

including the

acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS

Switzerland AG

standalone,
UBS Europe

SE

consolidated,

and

UBS

Americas

Holding

LLC

consolidated,

as

well

as

Credit

Suisse

International
standalone, in the respective sections under “Significant

regulated subsidiaries and sub-groups”.
This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3 disclosure

requirements” issued

in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a systemically

relevant

bank (an

SRB) under

Swiss banking

law,

UBS Group

AG and

UBS AG are
required to comply with regulations based on the

Basel III framework as applicable to Swiss

SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Acquisition of the Credit Suisse Group
Impact of our acquisition of the Credit Suisse Group on

Basel III Pillar 3 disclosures
We completed the merger of UBS Switzerland AG and Credit Suisse

(Schweiz) AG on 1 July 2024. This change has been
reflected in the significant regulated subsidiaries

and sub-groups section of this report.
›
Refer to the “UBS Switzerland AG standalone”

section of this report for more information about the newly

merged entity
›
Refer to “Integration of Credit Suisse” in the “Recent

developments” section of the UBS Group third quarter 2024

report,

available
under “Quarterly reporting” at ubs.com/investors
, for more information about the integration

of Credit Suisse
Amortization of transitional purchase price allocation adjustments for regulatory capital
As

part

of

the

acquisition

of

the

Credit

Suisse

Group

in

2023,

the

assets

acquired

and

liabilities

assumed,

including
contingent

liabilities,

were

recognized

at

fair

value

as

of

the

acquisition

date

in

accordance

with

IFRS

3,
Business
Combinations
. The purchase price allocation

(PPA) fair

value adjustments required under

IFRS 3 were recognized as

part
of negative goodwill and included

effects on financial instruments measured at amortized cost,

such as fair value

impacts
from

interest

rates

and

own

credit,

that

are

expected

to

accrete

back

to

par

through

the

income

statement

as

the
instruments are held

to maturity. FINMA approved a

transitional common equity

tier 1 (CET1) capital

treatment for certain
of these fair value

adjustments, given the substantially

temporary nature

of the IFRS-3-accounting-driven

effects, which
neutralized equity reductions under

IFRS Accounting Standards of USD

5.9bn (before tax) and USD 5.0bn

(net of tax) as
of the acquisition

date. The transitional treatment was subject

to linear amortization through 30 June 2027.
In the third

quarter of

2024, we voluntarily

accelerated the amortization

of the remaining

transitional CET1

capital PPA
adjustments, resulting in a USD 3.4bn

decrease in CET1 capital and

a reduction in our

CET1 capital ratio of

approximately
65

basis

points.

As

these

transitional

adjustments

only

applied

to

UBS

Group AG,

the

regulatory

capital

position

of
UBS AG was not impacted by the decision to fully amortize

them.

30 September 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Significant regulatory developments, disclosure requirements and other changes
Developments related to the final Basel III implementation
In Switzerland, the amendments to the Capital

Adequacy Ordinance that will incorporate the final Basel III standards into
Swiss law

are still

scheduled to

enter into

force on

1 January 2025,

as confirmed

by the

Swiss Federal

Council in

June
2024.
We

expect

that

the

adoption

of

the

final

Basel III

standards

in

January

2025

will

lead

to

low

single-digit

percentage
increases in the UBS Group’s risk-weighted assets (RWA) and leverage ratio denominator, reducing the

CET1 capital ratio
by around 30 basis

points and the

CET1 leverage ratio

by around 10 basis

points. This estimate

is based on

our current
understanding of the relevant standards

as we are in

an active dialogue with FINMA

regarding various aspects of the

final
rules. Our estimate for the RWA and CET1 capital ratio does not take into account the impact of the output floor, which is to be phased in over time.
The

EU

has

confirmed

that

the

final

Basel III

requirements

will

be

implemented

as

of

1 January

2025,

except

for

the
market risk capital requirements, the implementation of

which will be delayed to 1 January 2026.
In September

2024, the

UK Prudential

Regulatory Authority

(the PRA)

published its

final rules

covering the

implementation
of the final Basel III standards.

As part of the

package, the PRA announced the pushing

back of the implementation date,
from 1 July 2025 to 1 January 2026, with full phase-in of the output floor by 1 January 2030. The overall impact on UBS is expected to be limited.
In the US, the banking agencies, including the

Federal Reserve Board, have been discussing amendments to their original proposals regarding

the implementation

of the

final Basel III

standards. The

banking agencies

have indicated

that they
plan to issue a revised proposal before issuing the final rules.
Frequency and comparability of Pillar 3 disclosures

FINMA

has

specified

the

reporting

frequency

for

each

disclosure,

as

outlined

in

the

“Introduction

and

basis

for
preparation” section of

the 31 December 2023

Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors
.
In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative comparative information as of 30 June 2024 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting

dates.

›
Refer to the 30 June 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

30 September 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Key metrics
Key metrics for the third quarter of 2024
The KM1

and KM2

tables below

are based

on Basel

Committee on

Banking Supervision

Basel III rules.

The KM2

table
includes a reference to the total loss-absorbing

capacity (TLAC) term sheet, published by the Financial

Stability Board (the
FSB). The FSB provides this term sheet at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet
.
Our capital ratios decreased,

reflecting a decrease in our tier 1 capital and an

increase in risk-weighted assets (RWA). Our
leverage ratio

decreased,

reflecting an

increase in

the leverage ratio

denominator (the LRD)

and a

decrease in

tier 1 capital.
Our common equity

tier 1 (CET1) capital

decreased by USD 1.9bn

to USD 74.2bn, mainly

as operating profit

before tax
of USD 1.9bn and foreign currency

translation gains of USD 1.3bn

were more than offset

by the effect of our

voluntary
acceleration

of

the

amortization

of

the

remaining

transitional

CET1

capital

purchase

price

allocation

adjustments

of
USD 3.4bn (net of tax)

and the regular amortization

of these adjustments

during the quarter

of USD 0.3bn (net

of tax),
as well as dividend accruals of

USD 0.6bn,

current tax expenses of USD 0.4bn,

and a negative effect from compensation-
and own-share-related capital

components of USD 0.3bn.

Share repurchases of

USD 0.5bn carried out

in the third

quarter
of

2024

under

our

2024

share

repurchase

program

did

not

affect

our

CET1

capital

position,

as

there

was

an

equal
reduction in the capital reserve for potential share repurchases.
Our tier 1 capital decreased by USD 0.8bn to USD 91.0bn, reflecting the aforementioned decrease in CET1 capital,

partly
offset by

an increase

in additional

tier 1 (AT1)

capital of

USD 1.1bn.

The AT1

capital increase

was mainly

driven by

the
issuance

of

new

AT1

capital

instruments

equivalent

to

USD 1.6bn

and

positive

impacts

from

interest

rate

risk

hedge,
foreign currency translation

and other effects,

partly offset by

the call of

AT1 capital instruments

equivalent to USD 1.0bn.
The TLAC available as

of 30 September 2024

included CET1 capital,

AT1 capital and non-regulatory

capital elements of
TLAC. Under the

Swiss systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%
of

the

gross

unrealized

gains

on

debt

instruments

measured

at

fair

value

through

other

comprehensive

income

for
accounting

purposes,

which

for

regulatory

capital

purposes

are

measured

at

the

lower

of

cost

or

market

value.

This
amount was negligible as of 30 September 2024 but is included as available TLAC in the KM2 table in this section.
Our available

TLAC decreased

by USD 2.8bn

to USD 194.9bn,

reflecting the

aforementioned

decrease

in tier

1 capital
and a USD 2.0bn decrease

in non-regulatory capital

elements of TLAC. The

decrease in non-regulatory

capital elements
of TLAC was

driven by the

call of

USD 6.4bn equivalent

of TLAC-eligible

senior unsecured

debt instruments,

as well as
USD 3.1bn equivalent of TLAC-eligible senior unsecured debt instruments and a

USD 0.3bn non-Basel III-compliant tier 2
instrument ceasing

to be

eligible as

gone concern

capital as

they entered

the final

year before

maturity.

These effects
were partly

offset by

new issuances

of TLAC-eligible

senior unsecured

debt instruments

totaling USD 1.8bn

equivalent
and positive impacts from interest rate risk hedge, foreign currency translation and other effects.

During the third

quarter of 2024,

RWA increased by USD 8.0bn

to USD 519.4bn, mainly driven

by increases of

USD 4.1bn
in credit risk RWA, USD 2.4bn in market risk RWA and USD 2.3bn from amounts below thresholds for deduction

(250%
risk weight), partly offset by a decrease of USD 0.9bn from

counterparty credit risk RWA.
The LRD

increased by

USD 44.1bn to

USD 1,608.3bn,

driven by

currency effects

of USD 53.6bn,

partly offset

by asset
size and other movements of USD 9.5bn.

The quarterly average liquidity coverage ratio (the LCR) of the UBS Group decreased

12.7 percentage points to 199.2%,
remaining above the

prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority (FINMA).
The movement in

the quarterly average LCR

was primarily driven

by a decrease

in high-quality liquid

assets of USD 17.6bn
to USD 360.6bn,

mainly reflecting

lower cash

available,

due to

the funding

of trading

assets and

an increase

in Swiss
regulatory

minimum

reserve

requirements.

The

average

net

cash

outflows

increased

by

USD 2.6bn

to

USD 181.1bn,
reflecting higher net

outflows from derivatives

and higher outflows

from deposits, partly

offset by lower

outflows from
irrevocable loan commitments.
As of 30 September

2024, the net

stable funding ratio

of the UBS

Group decreased

1.2 percentage points

to 126.9%,
remaining above the

prudential requirement communicated by

FINMA. Available stable funding

increased by USD 22.0bn
to

USD 904.3bn,

mainly

driven

by

higher

customer

deposits,

largely

due

to

currency

effects.

Required

stable

funding
increased by USD 23.8bn to USD 712.8bn,

primarily reflecting increases in trading assets

and in lending assets, with the
latter increase mainly driven by currency effects.

30 September 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

KM1: Key metrics
USD m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23 30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 74,213 76,104 77,663 78,002 76,926
2 Tier 1 91,024 91,804 92,983 91,894 89,885
3 Total capital 91,025 91,804 92,984 91,895 89,886
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 519,363 511,376 526,437 546,505 546,491
4a Minimum capital requirement
1
41,549 40,910 42,115 43,720 43,719
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%) 14.29 14.88 14.75 14.27 14.08
6 Tier 1 ratio (%) 17.53 17.95 17.66 16.81 16.45
7 Total capital ratio (%) 17.53 17.95 17.66 16.81 16.45
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.17 0.16 0.15 0.14 0.15
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.38 0.33 0.32 0.33 0.31
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
2
3.67 3.66 3.65 3.64 3.65
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
9.53 9.95 9.66 8.81 8.45
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,608,341 1,564,201 1,599,646 1,695,403 1,615,817
14 Basel III leverage ratio (%)
5.66 5.87 5.81 5.42 5.56
Liquidity coverage ratio (LCR)
4
15
Total high-quality liquid assets (HQLA)

360,628 378,235 422,617 415,594 367,518
16 Total net cash outflow 181,051 178,452 192,106 192,760 187,256
16a of which: cash outflows 342,952 342,383 348,693 342,096 344,862
16b of which: cash inflows 161,901 163,931 156,588 149,336 157,606
17 LCR (%)
199.25 211.99 220.21 215.66 196.53
Net stable funding ratio (NSFR)
18 Total available stable funding 904,295 882,282 887,037 926,424

872,742
19 Total required stable funding 712,773 689,025 701,560 743,159

722,927
20 NSFR (%) 126.87 128.05 126.44 124.66

120.72
1 Calculated as 8% of total RWA,

based on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that are

directly
or indirectly backed by residential

properties in Switzerland.

3 Represents the CET1 ratio

that is available to meet buffe

r

requirements. Calculated as the

CET1 ratio minus the BCBS CET1

capital requirement and,
where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

4 Calculated after the application of haircuts, inflow

and outflow rates, as well as, where

applicable, caps on Level 2 assets and
cash inflows. Calculated based on an average of 65 data points in the third quarter of 2024 and 61 data points in the second quarter of 2024. For the prior-quarter data points,

refer to the respective Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23 30.9.23
1 Total loss-absorbing capacity (TLAC) available

194,907

197,690

196,970

199,001

193,239
2 Total RWA at the level of the resolution group

519,363

511,376

526,437

546,505

546,491
3 TLAC as a percentage of RWA (%)

37.53

38.66

37.42

36.41

35.36
4 Leverage ratio exposure measure at the level of the resolution group

1,608,341

1,564,201

1,599,646

1,695,403

1,615,817
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.12

12.64

12.31

11.74

11.96
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

30 September 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

6
Overview of risk-weighted assets
Overview of RWA and capital requirements
The

OV1

table

below

provides

an

overview

of

our

risk-weighted

assets

(RWA)

and

the

related

minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the third

quarter of 2024,

RWA increased by USD 8.0bn

to USD 519.4bn, mainly driven

by increases of

USD 4.1bn
in credit risk RWA, USD 2.4bn in market risk RWA and USD 2.3bn from amounts below thresholds for deduction

(250%
risk weight), partly offset by a decrease of USD 0.9bn from

counterparty credit risk (CCR) RWA.
Credit risk

RWA increased

by USD 4.1bn,

mainly driven

by a

USD 9.0bn increase

from currency

effects, partly

offset by
decreases

of

USD 4.4bn

resulting

from

asset

size

and

other

movements,

as

well

as

USD 0.5bn

resulting

from

model
updates and

methodology changes.

Asset size

and other

movements decreased

credit risk

RWA by

USD 4.4bn, mainly
driven by negative net new loans

in Personal & Corporate Banking and Global Wealth Management,

as well as the active
unwinding

of

Non-core

and

Legacy

assets.

Model

updates

and

methodology

changes

resulted

in

a

decrease

of
USD 0.5bn,

mainly

reflecting

an

RWA

reduction

of

USD 0.7bn

related

to

model

updates

and

harmonizations

for
structured margin loans and similar products

in Global Wealth Management, partly offset by

a net increase of USD 0.2bn
related to methodology changes related to commercial real

estate and private equity.
Market risk

RWA increased

by USD 2.4bn

to USD 25.0bn

in the

third quarter

of 2024,

mainly driven

by an

increase of
USD 1.4bn

from

a

capital

buffer

newly

introduced

by

FINMA

to

capitalize

potential

maturity

mismatches

between
positions and

hedges in

the

incremental

risk charge

(the

IRC). The

IRC, including

the

capital

buffer, will

no longer

be
applicable with

the adoption

of the

final Basel III

standards (including

the Fundamental

Review of

the Trading

Book) in
January 2025. Additionally,

in the third quarter of

2024, we observed an increase of

USD 1.0bn from asset size and other
movements that reflected

updates from the

monthly risks-not-in-value-at-risk

assessment, which was

partially offset

by
the de-risking within Non-core and Legacy.
RWA

from

amounts

below

thresholds

for

deduction

(250%

risk

weight)

increased

by

USD 2.3bn,

primarily

due

to
increases in deferred tax assets and from currency effect

s.

CCR RWA decreased by USD 0.9bn, mainly driven by a decrease of USD 2.5bn related to model updates, partly offset by increases of

USD 0.9bn

related

to

currency

effects

and USD 0.7bn

related

to asset

size and

other

movements.

Model
updates resulted

in an RWA

decrease of USD

2.5bn, mainly

related to the

recalibration of

certain multipliers

as a result
of improvements to

models. Asset size and

other movements increased

by USD 0.7bn, mainly

due to higher RWA

from
derivatives.

The flow tables for credit risk, CCR and market risk RWA below provide further details regarding the movements in RWA
in the third quarter of 2024.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management”

section of the UBS Group third quarter 2024 report, available under

“
Quarterly reporting” at
ubs.com/investors
, for more information about capital management and

RWA, including details regarding movements in RWA
during the third quarter of 2024

30 September 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

7
OV1: Overview of RWA
Minimum
capital
requirements
1
USD m 30.9.24 30.6.24 30.9.24
1 Credit risk (excluding counterparty credit risk)

255,413

251,271

20,433
2 of which: standardized approach (SA)

57,761

59,701

4,621
2a of which: non-counterparty-related risk

16,794

16,574

1,344
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

1,750

1,611

140
5 of which: advanced internal ratings-based (A-IRB) approach

195,902

189,959

15,672
6 Counterparty credit risk
2

39,303

40,238

3,144
7 of which: SA for counterparty credit risk (SA-CCR)

8,961

8,908

717
8 of which: internal model method (IMM)

16,397

16,482

1,312
8a of which: value-at-risk (VaR)

9,091

9,712

727
9 of which: other CCR

4,854

5,137

388
10 Credit valuation adjustment (CVA)

7,758

7,356

621
11 Equity positions under the simple risk-weight approach

5,779

5,785

462
12 Equity investments in funds – look-through approach

2,367

2,551

189
13 Equity investments in funds – mandate-based approach

722

870

58
14 Equity investments in funds – fallback approach

423

675

34
15 Settlement risk

433

354

35
16 Securitization exposures in banking book

8,716

8,574

697
17 of which: securitization internal ratings-based approach (SEC-IRBA)

5,138

5,203

411
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment approach (IAA)

1,047

961

84
19 of which: securitization standardized approach (SEC-SA)

2,531

2,409

202
20 Market risk

24,977

22,540

1,998
21 of which: standardized approach (SA)

306

468

24
22 of which: internal models approach (IMA)

24,671

22,072

1,974
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

28,046

25,736

2,244
25a

of which: deferred tax assets

18,048

16,610

1,444
26 Floor adjustment
27 Total

519,363

511,376

41,549
1 Calculated

based on

8% of

RWA.

2 Excludes

settlement risk,

which is

separately reported

in line

15 “Settlement

risk”. Includes

RWA with

central counterparties.

The split

between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental

Review
of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities), deferred tax assets arising from temporary differences, and mortgage servicing rights.
RWA flow statements of credit risk exposures under

the internal ratings-based approach
The

CR8

table

below

provides

a

breakdown

of

the

credit

risk

RWA

movements

in

the

third

quarter

of

2024

across
movement categories defined by the Basel Committee on Banking

Supervision (the BCBS).
During the third quarter of 2024, exposures

to the Swiss National Bank and

to the Federal Reserve of around

USD 39bn
were migrated from legacy Credit Suisse platforms to UBS platforms. These exposures had been risk weighted under the standardized approach

on legacy

Credit Suisse

platforms, but

UBS applies

the internal

ratings-based (IRB)

approach to
such exposures. The

impact of this

migration on total

RWA for UBS

Group AG consolidated

is immaterial. For

the table
below, RWA from asset size increased due to the inclusion of the aforementioned exposures in IRB. The low risk weights of the migrated

exposures drove decreases

in average risk

density and RWA

from asset quality

under the IRB approach.
In addition

to the

table below,

our semi-annual

CR4, CR5

and CR6

disclosures will

be impacted

by this

change in

the
fourth quarter of 2024.
Credit risk RWA under the IRB approach

increased by USD 6.1bn to USD 197.7bn

during the third quarter of

2024. This
balance

included

credit

risk

under

the

advanced

IRB

approach,

as

well

as

credit

risk

under

the

supervisory

slotting
approach.
Movements

in

asset

size

drove

a

USD 4.1bn

increase

in

RWA,

primarily

due

to

the

migration

of

the

aforementioned
central bank exposures and also due to some extent

to increases in loans and loan commitments in the Investment Bank.
Such

increases

were

partly

offset

by

negative

net

new

loans

in

Personal

&

Corporate

Banking

and

Global

Wealth
Management,

as well as

reductions in Non-core and

Legacy, mainly driven by

our actions to actively

unwind the portfolio,
in addition to the natural roll-off.
Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 5.1bn,
primarily related to the

migration of low risk-weighted

central bank exposures,

as explained above,

and to some extent
also

due

to

lower

risk

density

in

Global

Wealth

Management.

Such

decreases

were

partly

offset

by

increases

in

the
Investment Bank, as well as Personal & Corporate

Banking, mainly due to changes in risk density.

30 September 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

8
Model updates resulted

in a decrease

of USD 0.7bn, mainly

reflecting an RWA

reduction related to

model updates

and
harmonizations for structured margin loans and similar products in Global Wealth Management.
Methodology

and

policy

changes

resulted

in

a

decrease

of

USD 0.2bn,

mainly

from

methodology

changes

related

to
commercial real estate and private equity.
Currency effects, driven

by the weakening

of the US

dollar against other

major currencies, resulted

in an RWA

increase
of USD 7.7bn.
›
Refer to the “Definitions of credit risk and counterparty

credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.9.24
1 RWA as of the beginning of the quarter

191,570
2 Asset size

4,079
3 Asset quality

(5,106)
4 Model updates

(692)
5 Methodology and policy

(180)
5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

7,681
8 Other

300
9 RWA as of the end of the quarter

197,652
RWA flow statements of counterparty credit risk exposures

under the internal model method and VaR
The CCR7 table below presents a flow statement

explaining changes in CCR RWA determined

under the internal model
method (the IMM) for derivatives and the value-at-risk (VaR

)

approach for securities financing transactions

(SFTs).
CCR RWA on derivatives under the IMM decreased by USD 0.1bn to USD 16.4bn during the third quarter of 2024. Asset size movements contributed to an RWA decrease of

USD 1.5bn, primarily due to a client-driven decrease

against central
counterparties

in

the

Investment

Bank.

Model

updates

resulted

in

a

decrease

of

USD 1.2bn,

primarily

related

to

the
recalibration

of

certain

multipliers

as

a

result

of

improvements

to

models.

Asset

quality

movements

contributed

to

a
USD 2.1bn increase in

RWA, primarily due

to changes in

average risk density in

the Investment Bank.

Foreign exchange
movements resulted in an RWA increase of USD 0.5bn.
CCR RWA

on SFTs

under the

VaR approach

decreased

by USD 0.6bn

to USD

9.1bn

during the

third

quarter

of 2024.
Asset quality

movements

contributed

to a

USD 1.2bn

decrease

in RWA,

primarily

due

to a

decrease

in

risk

density

in
Group

Treasury.

Model

updates

resulted

in

a

decrease

of

USD 0.9bn,

primarily

related

to

the

recalibration

of

certain
multipliers as a result

of improvements to models.

These decreases were

largely offset by an increase

of USD 1.2bn due
to asset size movements,

primarily due to higher

exposures in the Investment

Bank and Group Treasury.

Foreign exchange
movements resulted in an RWA increase of USD 0.2bn.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 30.9.24
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

16,482

9,712

26,194
2 Asset size

(1,534)

1,246

(288)
3 Credit quality of counterparties

2,142

(1,159)

983
4 Model updates

(1,186)

(883)

(2,069)
5
Methodology and policy

5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

493

176

669
8 Other
9 RWA as of the end of the quarter

16,397

9,091

25,488

30 September 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

9
RWA flow statements of market risk exposures under

an internal models approach
The three main components that contribute to market risk RWA are regulatory VaR, stressed value-at-risk (SVaR)

and the
IRC. The VaR and SVaR components include the RWA charge

for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the third quarter of 2024 under an
internal models

approach across those components, pursuant

to the movement categories defined by the BCBS.

Market risk RWA

increased by USD 2.6bn to

USD 24.7bn in the

third quarter of

2024, driven by

an increase from a

capital
buffer newly introduced by FINMA to capitalize potential maturity mismatches between positions and hedges in the IRC.
The

IRC,

including

the

capital

buffer,

will

no

longer

be

applicable

with

the

adoption

of

the

final

Basel III

standards
(including the Fundamental

Review of the Trading

Book) in January 2025.

Additionally, in the third

quarter of 2024, we
observed an

increase from

asset size

and other

movements that

reflected updates

from the

monthly RniV

assessment,
which was partially offset by the de-risking within Non-Core and Legacy.
The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the

UBS Group excluding certain legacy Credit Suisse components and the aforementioned
legacy Credit Suisse components.
›
Refer to “Definitions of market risk RWA movement table components for

MR2” in the “Market risk” section of

the 31 December
2023 Pillar 3 Report, available under “Pillar 3 disclosures”

at
ubs.com/investors , for definitions of market risk RWA movement table components
MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 30.6.24

7,169

11,614

3,289

22,072
1a Regulatory adjustment

(4,568)

(7,312)

(295)

(12,175)
1b RWA at previous quarter-end (end of day)

2,601

4,302

2,993

9,897
2 Movement in risk levels

(292)

(599)

201

(690)
3 Model updates / changes

(33)

(58)

1,520

1,429
4 Methodology and policy

45

45

0

90
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

73

265

0

338
8a RWA at the end of the reporting period (end of day)

2,394

3,954

4,715

11,063
8b Regulatory adjustment

5,313

8,272

24

13,608
8c RWA as of 30.9.24

7,707

12,226

4,739

24,671
1 Components that describe

movements in RWA

are presented in italics.

2 The changes

in RWA amounts

over the reporting

period for each of

the key drivers

are based on reasonable

estimates of the

relevant
figures and the approach used might differ for UBS Group excluding certain legacy Credit Suisse components and legacy Credit Suisse components.

30 September 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

10
Going and gone concern requirements and eligible
capital
The

table

below

provides

details

of

the

Swiss

systemically

relevant

bank

(SRB)

going

and

gone

concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group third quarter 2024 report, available under ”Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.85
1

77,144

5.00
1

80,417
Common equity tier 1 capital

10.55

54,811

3.50
2

56,292
of which: minimum capital

4.50

23,371

1.50

24,125
of which: buffer capital

5.50

28,565

2.00

32,167
of which: countercyclical buffer

0.55

2,875
Maximum additional tier 1 capital

4.30

22,333

1.50

24,125
of which: additional tier 1 capital

3.50

18,178

1.50

24,125
of which: additional tier 1 buffer capital

0.80

4,155
Eligible going concern capital
Total going concern capital

17.53

91,024

5.66

91,024
Common equity tier 1 capital

14.29

74,213

4.61

74,213
Total loss-absorbing additional tier 1 capital
3

3.24

16,810

1.05

16,810
of which: high-trigger loss-absorbing additional tier 1 capital

3.00

15,572

0.97

15,572
of which: low-trigger loss-absorbing additional tier 1 capital

0.24

1,239

0.08

1,239
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

55,702

3.75
7

60,313
of which: base requirement including add-ons for market share and LRD

10.73

55,702

3.75

60,313
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.00

103,882

6.46

103,882
Total tier 2 capital

0.06

289

0.02

289
of which: non-Basel III-compliant tier 2 capital

0.06

289

0.02

289
TLAC-eligible senior unsecured debt

19.95

103,593

6.44

103,593
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.58

132,846

8.75

140,730
Eligible total loss-absorbing capacity

37.53

194,906

12.12

194,906
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

519,363
Leverage ratio denominator

1,608,341
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25% LRD

add-on requirement, a

0.25% market

share add-on requirement

based on our

Swiss credit business.

3 Includes outstanding

low-trigger loss-
absorbing additional tier 1

capital instruments, which

are available under the

Swiss systemically relevant

bank framework to meet

the going concern requirements

until their first call

date. As of

their first call date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs)
has been replaced

with reduced base

gone concern capital

requirements equivalent to

75% of the

total going concern

requirements (excluding countercyclical

buffer requirements).

6 As of

July 2024, the

Swiss
Financial Market Supervisory Authority

(FINMA) has the authority to

impose a surcharge of up to

25% of the total going

concern capital requirements should

obstacles to an SIB’s

resolvability be identified in

future
resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

30 September 2024 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS)

leverage ratio, as summarized in the “KM1: Key metrics“

table
in

section

2

of

this

report,

is

calculated

by

dividing

the

period-end

tier 1

capital

by

the

period-end

leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
the current

exposure method add-on

for potential

future exposure

and net

notional amounts

for written

credit derivatives.
The LRD also includes an additional charge for counterparty

credit risk related to securities financing transactions (SFTs).
The table

below shows

the difference

between

IFRS Accounting

Standards total

assets

as per

the consolidation

scope
under IFRS Accounting Standards and the BCBS total on-balance sheet exposures. Those exposures are the starting point
for calculating

the BCBS

LRD, as

shown in

the LR2

table in

this section.

The difference

is due

to the

application of

the
regulatory scope

of consolidation

for the

purpose of

the BCBS

calculation. In

addition, carrying

amounts for

derivative
financial instruments and SFTs

are deducted from

IFRS Accounting Standards

total assets. They

are measured differently
under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital

numerator

between

the

two

frameworks.

Under

BCBS

rules

only

common

equity

tier 1

(CET1)

and

additional
tier 1

capital

are

included in

the

numerator.

Under Swiss

SRB rules

UBS

is required

to meet

going and

gone

concern
leverage ratio requirements. Therefore, depending on the

requirement, the numerator includes tier 1 capital

instruments,
tier 2 capital instruments and / or total loss-absorbing capacity

-eligible senior unsecured debt.

Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 30.9.24 30.6.24
On-balance sheet exposures
1 IFRS Accounting Standards total assets

1,623,941

1,560,976
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside
the scope of regulatory consolidation
1

(18,916)

(19,514)
3
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting
purposes but consolidated for regulatory purposes
1

1,258

2,979
4
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the
leverage ratio exposure measure
5
Less carrying amount of derivative financial instruments in IFRS

Accounting Standards total assets

(204,221)

(180,241)
6
Less carrying amount of securities financing transactions in IFRS Accounting

Standards total assets

(160,503)

(158,371)
7 Adjustments to accounting values
8 On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,241,559

1,205,829
9
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(11,010)

(11,092)
9a Transitional CET1 capital purchase price allocation adjustments
2

3,574
10 Total on-balance sheet exposures (excluding derivatives and securities financing transactions) 1,230,549 1,198,311
1 Row 3

includes entities which

are consolidated

under the regulatory

scope of consolidation,

but not

under the IFRS

scope of

consolidation. Reports

prior to this

third quarter of

2024 report had

also included
exposures related to certain

special purpose vehicles which

had been deconsolidated in

row 2 and included

in row 3. From

the third quarter of

2024 onwards,

this approach has been

refined, with no bottom-line
impact on row 10. Prior periods have not been restated.

2 In the third quarter of 2024, we accelerated the amortization of the remaining transitional CET1 capital purchase price allocation adjustments. Refer to the
“Introduction and basis for preparation” section of this report for more information about the change in CET1 capital deduction items.
During the third quarter of 2024, the LRD

increased by USD 44.1bn to USD 1,608.3bn. The increase was primarily driven by currency effects of USD 53.6bn,

partly offset by asset size and other movements

of USD 9.5bn.
On-balance sheet exposures (excluding

derivatives and securities financing

transactions) increased by USD 32.2bn, mainly
due to

currency effects

of USD 45.0bn,

partly offset

by asset

size and

other movements

of USD 12.8bn.

The asset

size
movement was mainly

driven by a

decrease in cash

and balances at central

banks, as well

as decreases in

lending balances
due to negative net new loans,

mainly in Personal & Corporate Banking and

Global Wealth Management. There was also
a decrease

in trading

portfolio assets

in Non-core

and Legacy

driven by

our actions

to actively

unwind the

portfolio, in
addition to the natural roll-off. These decreases were partly offset by increases in other financial assets in Group Treasury
and

trading

portfolio

assets,

primarily

driven

by

an

increase

in

positions

held

in

the

Investment

Bank

to

hedge

client
positions, as well as

market-driven increases. In addition,

deduction items resulted in

a decrease in the

LRD of USD 3.6bn,
due to our voluntary acceleration of the amortization of the remaining transitional CET1 capital purchase price allocation adjustments in the third quarter of 2024.
Derivative exposures increased by USD 8.5bn, mainly due to asset size and other movements of USD 6.1bn and currency effects of USD 2.4bn. The asset size movement was mainly

due to client-driven increases in the Investment Bank.
Securities financing

transactions increased

by USD 3.3bn,

mainly due

to currency

effects of

USD 4.2bn, partly

offset by
asset size and other movements of USD 0.9bn.

30 September 2024 Pillar 3 Report |
UBS Group | Leverage ratio

Off-balance sheet items increased by USD 0.1bn, mainly due to currency effects of USD 2.0bn, partly offset by asset size
and other movements of USD 1.9bn. The asset size movement

was primarily driven by lower commitments.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
third quarter 2024 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information

LR1: BCBS Basel III leverage ratio summary comparison
USD m 30.9.24 30.6.24
1 Total consolidated assets as per published financial statements

1,623,941

1,560,976
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation
1,2

(29,926)

(30,606)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage
ratio exposure measure
4 Adjustments for derivative financial instruments

(70,498)

(55,043)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

11,160

10,022
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

72,407

72,299
7 Other adjustments

1,258

6,554
7a of which: Transitional CET1 capital purchase price allocation adjustments
3

3,574
7b
of which: consolidated entities under the regulatory scope

of consolidation
2

1,258

2,979
8 Leverage ratio exposure (leverage ratio denominator)

1,608,341

1,564,201
1 Includes assets that are deducted from tier 1 capital.

2 Row 7b includes entities which are consolidated under the regulatory scope of consolidation, but not under the IFRS scope of consolidation. Reports prior to this third quarter of 2024

report had also included

exposures related to certain

special purpose vehicles which

had been deconsolidated on

row 2. From

the third quarter of

2024 onwards,

this approach has been
refined, with no bottom-line impact on row 8. Prior

periods have not been restated.

3 In the third quarter of 2024,

we accelerated the amortization of the remaining transitional CET1 capital purchase price allocation
adjustments. Refer to the “Introduction and basis for preparation” section of this report for more information about the change in CET1 capital deduction items.

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 30.9.24 30.6.24
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,241,559

1,205,829
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(11,010)

(11,092)
2a Transitional CET1 capital purchase price allocation adjustments
1

3,574
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,230,549

1,198,311
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

67,128

62,129
5
Add-on amounts for PFE associated with all derivatives transactions

112,017

105,893
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(26,864)

(25,856)
8
(Exempted QCCP leg of client-cleared trade exposures)

(20,691)

(19,894)
9
Adjusted effective notional amount of all written credit

derivatives
2

71,021

87,782
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
3

(68,889)

(84,855)
11 Total derivative exposures

133,723

125,198
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

268,175

248,285
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(107,672)

(89,914)
14 CCR exposure for SFT assets

11,160

10,022
15 Agent transaction exposures
16 Total securities financing transaction exposures

171,663

168,393
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

289,123

283,840
18 (Adjustments for conversion to credit equivalent amounts)

(216,716)

(211,541)
19 Total off-balance sheet items

72,407

72,299
Total exposures (leverage ratio denominator)

1,608,341

1,564,201
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

91,024

91,804
21 Total exposures (leverage ratio denominator)

1,608,341

1,564,201
Leverage ratio
22
Basel III leverage ratio (%)

5.7

5.9
1 In the third quarter of 2024,

we accelerated the amortization of

the remaining transitional CET1 capital

purchase price allocation adjustments.

Refer to the “Introduction and

basis for preparation” section of

this
report for more

information about the

change in CET1

capital deduction items.

2 Includes protection sold,

including agency transactions.

3 Protection sold can

be offset with

protection bought on

the same
underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

30 September 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage

ratio (the LCR) in all significant currencies

in order to manage any currency

mismatch
between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Pillar 3 disclosure requirement Third quarter 2024 report section Disclosure Third quarter 2024 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 53
High-quality liquid assets
HQLA must be

easily and immediately convertible

into cash at little

or no loss

of value, especially during

a period of stress.
HQLA are

assets that

are

of low

risk and

are

unencumbered.

Other characteristics

of HQLA

are

ease and

certainty

of
valuation, low

correlation with

risky assets,

listing of

the assets

on a developed

and recognized

exchange, existence

of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in the LCR framework, including

cash, central bank reserves and government bonds. In

the third quarter of 2024,
our average HQLA decreased

by USD 17.6bn to USD 360.6bn, mainly reflecting lower cash available, due to the funding of trading assets and an increase in Swiss regulatory

minimum reserve requirements

.
High-quality liquid assets (HQLA)
Average 3Q24
1
Average 2Q24
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

254.9

254.9

276.6

276.6
Securities (on- and off-balance sheet)

79.9

25.8

105.7

74.0

27.6

101.7
Total HQLA
4

334.8

25.8

360.6

350.6

27.6

378.2
1 Calculated based on an average of

65 data points in the third quarter

of 2024 and 61 data points

in the second quarter of 2024.

2 Calculated after the application of haircuts and,

where applicable, caps on Level 2
assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.

30 September 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the third quarter of 2024

The

quarterly

average

LCR

of

the

UBS

Group

decreased

12.7 percentage

points

to

199.2%,

remaining

above

the
prudential requirement

communicated by

the Swiss

Financial Market

Supervisory Authority

(FINMA). The

movement in
the quarterly average LCR was primarily driven by a decrease in HQLA of USD 17.6bn to USD 360.6bn, mainly reflecting
lower

cash

available,

due

to

the

funding

of

trading

assets

and

an

increase

in

Swiss

regulatory

minimum

reserve
requirements.

The average

net cash

outflows increased

by USD 2.6bn

to USD 181.1bn,

reflecting

higher net

outflows
from derivatives and higher outflows from deposits,

partly offset by lower outflows from irrevocable

loan commitments.

LIQ1: Liquidity coverage ratio (LCR)
Average 3Q24
1
Average 2Q24
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

365.6

360.6

383.7

378.2
Cash outflows
2 Retail deposits and deposits from small business customers

350.1

40.2

345.1

40.0
3 of which: stable deposits

30.2

1.1

30.0

1.1
4 of which: less stable deposits

319.9

39.1

315.1

38.9
5 Unsecured wholesale funding

278.5

138.7

277.2

137.6
6 of which: operational deposits (all counterparties)

67.4

16.7

67.3

16.7
7 of which: non-operational deposits (all counterparties)

195.3

106.2

193.8

104.8
8 of which: unsecured debt

15.8

15.8

16.1

16.1
9 Secured wholesale funding

79.5

81.2
10 Additional requirements:

186.1

48.6

191.8

47.3
11 of which: outflows related to derivatives and other transactions

94.9

28.2

93.7

25.8
12 of which: outflows related to loss of funding on debt products
3

0.2

0.2

0.2

0.2
13 of which: committed credit and liquidity facilities

91.1

20.2

97.9

21.3
14 Other contractual funding obligations

25.8

24.0

24.8

24.1
15 Other contingent funding obligations

376.1

11.9

395.2

12.2
16 Total cash outflows

343.0

342.4
Cash inflows
17 Secured lending

253.9

97.4

260.7

96.0
18 Inflows from fully performing exposures

83.2

38.0

83.8

38.4
19 Other cash inflows

26.6

26.6

29.5

29.5
20 Total cash inflows

363.7

161.9

374.1

163.9
Average 3Q24
1
Average 2Q24
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

360.6

378.2
22 Net cash outflows

181.1

178.5
23 LCR (%)

199.2

212.0
1 Calculated based on an average of 65 data points

in the third quarter of 2024 and 61 data

points in the second quarter of 2024.

2 Calculated after the application of haircuts, inflow and outflow rates.

3 Includes
outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.

4 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level 2 assets and cash inflows.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

15
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections below include capital and other regulatory information as of 30 September 2024 for UBS AG consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated and Credit Suisse International standalone. Capital information in the following sections is based on Pillar 1 capital requirements.

Entities may

be subject

to significant

additional Pillar

2 requirements,

which represent

additional
amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.
UBS Americas Holding LLC consolidated
The Federal Reserve Board stress capital buffer requirements
In August 2024, the Federal

Reserve Board assigned UBS

Americas Holding LLC a stress

capital buffer (an SCB)

of 9.3%
as of 1 October 2024

(previously 9.1%)

under the Federal Reserve

Board’s SCB rule, resulting

in a total common

equity
tier 1 capital requirement of 13.8%. The SCB for our US-based intermediate holding company is based on the previously
released results

of the Federal

Reserve Board’s 2024

Dodd–Frank Act Stress

Test

(DFAST), where

UBS Americas Holding
LLC exceeded the minimum capital requirements

under the severely adverse scenario.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

16
UBS AG consolidated
Key metrics for the third quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During the

third quarter

of 2024, tier

1 capital increased

by USD 2.5bn

to USD 100.7bn.

Common equity

tier 1 (CET1)
capital

increased

by

USD 1.4bn

to

USD 84.4bn,

primarily

due

to

operating

profit

before

tax

of

USD 1.2bn,

foreign
currency

translation

gains

of

USD 1.5bn

and

an

increase

in

eligible

deferred

tax

assets

recognized

for

temporary
differences

of

USD 0.3bn,

partly

offset

by

dividend

accruals

of

USD 1.0bn

and

current

tax

expenses

of

USD 0.3bn.
Additional

tier 1

(AT1)

capital

issued

by

the

Group

and

on

lent

to

UBS AG

increased

by

USD 1.1bn

to

USD 16.3bn,
reflecting the issuance

of new AT1

capital instruments

equivalent to

USD 1.6bn and

positive impacts

from interest

rate
risk hedge, foreign

currency translation and

other effects, partly

offset by the

call of AT1

capital instruments equivalent
to USD 1.0bn.
During

the

third

quarter

of

2024,

risk-weighted

assets

(RWA)

increased

by

USD 5.6bn

to

USD 515.5bn,

driven

by

a
USD 10.8bn

increase

in

currency

effects,

partly

offset

by

decreases

of

USD 3.6bn

resulting

from

asset

size

and

other
movements, mainly driven by lower

credit and counterparty credit

risk RWA, as well as USD 1.6bn

resulting from model
updates and methodology changes.

During the third quarter of 2024, the leverage ratio denominator (the LRD) increased by USD 47.2bn to USD 1,611.2bn,
driven by currency effects

of USD 54.2bn, partly offset

by asset size and

other movements of USD 7.1bn.

The asset size
and

other

movements

were

mainly

due

to

a

decrease

in

cash

and

balances

at

central

banks,

as

well

as

decreases

in
lending balances, partly offset by increases in trading portfolio assets and other financial assets. Furthermore, there were decreases in off-balance sheet exposures and securities financing transaction exposures, partly offset by higher derivative
exposures.

Correspondingly, the CET1 capital ratio of UBS AG consolidated increased to 16.4% from 16.3%, reflecting the increase in CET1 capital, partly offset by

the increase in RWA. The Basel III

leverage ratio decreased to 6.2% from

6.3%, reflecting
the increase in the LRD, partly offset by higher tier

1 capital.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

consolidated

increased

2.2 percentage

points

to
196.3%. The

movement in

the quarterly

average LCR

was primarily

driven by

an increase

in high-quality

liquid assets
(HQLA) of

USD 80.3bn to USD 360.6bn.

This increase was

substantially attributable to

the effect of

the merger of

UBS AG
and Credit Suisse AG, with only 21 days of post-merger effect being included in the average LCR for the second quarter
of

2024.

The

increase

in

HQLA

was

partly

offset

by

a

USD 40.1bn

increase

in

net

cash

outflows

to

USD 183.7bn,
substantially attributable to the effect of the merger

of UBS AG and Credit Suisse AG, with

only 21 days of post-merger
effect being included in the average LCR for the second

quarter of 2024.
As of

30 September

2024,

the

net

stable

funding ratio

decreased

0.9 percentage

points

to

126.8%.

Available

stable
funding increased

by USD 20.6bn

to USD 903.4bn,

mainly driven

by higher

customer deposits,

largely due

to currency
effects. Required stable funding increased by USD 21.3bn to USD 712.7bn, predominantly reflecting increases in trading assets and lending assets, with the latter increase mainly

driven by currency effects.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

17
KM1: Key metrics
USD m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23 30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

84,423

83,001

43,863

44,130

43,378
2 Tier 1

100,673

98,133

58,067

56,628

55,037
3 Total capital

100,675

98,133

58,067

56,629

55,038
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

515,520

509,953

328,732

333,979

321,134
4a Minimum capital requirement
1

41,242

40,796

26,299

26,718

25,691
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

16.38

16.28

13.34

13.21

13.51
6 Tier 1 ratio (%)

19.53

19.24

17.66

16.96

17.14
7 Total capital ratio (%)

19.53

19.24

17.66

16.96

17.14
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.17

0.16

0.14

0.13

0.13
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.39

0.33

0.30

0.32

0.30
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.67

2.66

2.64

2.63

2.63
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

11.53

11.24

8.84

8.71

9.01
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,611,151

1,564,001

1,078,591

1,104,408

1,042,106
14 Basel III leverage ratio (%)

6.25

6.27

5.38

5.13

5.28
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

360,628

280,303

251,041

254,516

230,909
16 Total net cash outflow

183,725

143,576

131,296

134,300

130,956
16a of which: cash outflows

347,583

298,083

268,701

256,881

254,122
16b of which: cash inflows

163,858

154,507

137,405

122,582

123,166
17 LCR (%) 196.34 194.12 191.38 189.71 176.56
Net stable funding ratio (NSFR)
18 Total available stable funding 903,402 882,760

589,263

602,565

568,509
19 Total required stable funding 712,729 691,477

484,727

503,782

467,130
20 NSFR (%) 126.75 127.66

121.57

119.61

121.70
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern

requirements and information for UBS AG

consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

5 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 65 data points in the third quarter of
2024 and 61 data points in the second quarter of 2024, of which 40 data points were before the merger (i.e. from 2 April 2024 until 30 May 2024), and

21 data points were after the merger (i.e. from 31 May 2024
until 30 June 2024). For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

18
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and information as required by the Swiss Financial Market Supervisory Authority (FINMA); details regarding eligible gone concern instruments are also provided below

.
Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant

tier 2

capital
instruments,

and

total

loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern
requirements until one year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“Total

loss-
absorbing

capacity”

section

of

the

UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.92
1

76,926

5.02
1

80,896
Common equity tier 1 capital

10.62

54,759

3.52
2

56,728
of which: minimum capital

4.50

23,198

1.50

24,167
of which: buffer capital

5.50

28,354

2.00

32,223
of which: countercyclical buffer

0.56

2,869
Maximum additional tier 1 capital

4.30

22,167

1.50

24,167
of which: additional tier 1 capital

3.50

18,043

1.50

24,167
of which: additional tier 1 buffer capital

0.80

4,124
Eligible going concern capital
Total going concern capital

19.53

100,673

6.25

100,673
Common equity tier 1 capital

16.38

84,423

5.24

84,423
Total loss-absorbing additional tier 1 capital

3.15

16,250

1.01

16,250
of which: high-trigger loss-absorbing additional tier 1 capital

2.91

15,012

0.93

15,012
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.24

1,239

0.08

1,239
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

55,290

3.75

60,418
of which: base requirement including add-ons for market share and LRD

10.73
7

55,290

3.75
7

60,418
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.71

96,473

5.99

96,473
Total tier 2 capital

0.06

289

0.02

289
of which: non-Basel III-compliant tier 2 capital

0.06

289

0.02

289
TLAC-eligible unsecured debt

18.66

96,184

5.97

96,184
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.65

132,216

8.77

141,314
Eligible total loss-absorbing capacity

38.24

197,146

12.24

197,146
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

515,520
Leverage ratio denominator

1,611,151
1 Includes applicable add-ons of 1.51% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 7 basis points for RWA and 2 basis points for LRD reflect the FINMA Pillar 2 capital
add-on of USD 338m related to the supply chain

finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of

3.52% consists of a 1.5% base requirement, a

1.5% base buffer capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.02% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Existing outstanding low-trigger additional

tier 1 capital instruments qualify as

going concern capital at the UBS

AG consolidated level, as agreed

with FINMA, until their first

call date. As of their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain eligible

to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical

buffer requirements).

6 As of
July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

should obstacles to

an SIB’s

resolvability be identified

in future resolvability

assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

19
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.24 30.6.24
Eligible going concern capital
Total going concern capital

100,673

98,133
Total tier 1 capital

100,673

98,133
Common equity tier 1 capital

84,423

83,001
Total loss-absorbing additional tier 1 capital

16,250

15,132
of which: high-trigger loss-absorbing additional tier 1 capital

15,012

13,907
of which: low-trigger loss-absorbing additional tier 1 capital

1,239

1,225
Eligible gone concern capital
Total gone concern loss-absorbing capacity

96,473

98,833
Total tier 2 capital

289

536
of which: non-Basel III-compliant tier 2 capital

289

536
TLAC-eligible unsecured debt

96,184

98,297
Total loss-absorbing capacity
Total loss-absorbing capacity

197,146

196,966
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

515,520

509,953
Leverage ratio denominator

1,611,151

1,564,001
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

19.5

19.2
of which: common equity tier 1 capital ratio

16.4

16.3
Gone concern loss-absorbing capacity ratio

18.7

19.4
Total loss-absorbing capacity ratio

38.2

38.6
Leverage ratios (%)
Going concern leverage ratio

6.2

6.3
of which: common equity tier 1 leverage ratio

5.2

5.3
Gone concern leverage ratio

6.0

6.3
Total loss-absorbing capacity leverage ratio

12.2

12.6

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

20
UBS AG standalone
Key metrics for the third quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During the

third quarter

of 2024,

tier 1 capital

increased

by USD 1.9bn

to USD 99.4bn.

Common equity

tier 1 (CET1)
capital increased by USD 0.8bn to

USD 83.1bn, mainly due to an

operating profit before tax of

USD 1.7bn, partly offset
by additional

accruals

for capital

returns to

UBS Group AG

of USD 1.0bn.

Additional

tier 1 (AT1)

capital

issued by

the
Group

and

on

lent

to

UBS AG

increased

by

USD 1.1bn

to

USD 16.3bn,

reflecting

the

issuance

of

new

AT1

capital
instruments

equivalent to USD 1.6bn and positive impacts from interest rate risk hedge, foreign currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.0bn.
Phase-in risk-weighted assets

(RWA) increased by

USD 10.7bn to USD 565.2bn during

the third quarter

of 2024,

primarily
driven by

increases

in

participation

RWA and

market

risk RWA,

partly

offset

by a

decrease

in credit

and counterparty
credit risk RWA.
During the

third quarter

of 2024,

the leverage

ratio denominator

(the LRD)

increased by

USD 22.6bn to

USD 944.4bn,
driven by currency effects

of USD 24.9bn, partly offset

by asset size and

other movements of USD 2.3bn.

The asset size
movement was

mainly driven

by a

decrease in

cash and

balances at central

banks, as

well as

decreases in lending

balances,
partly offset by increases in trading assets, securities financing transaction exposures, and derivative exposures.
Correspondingly, the phase-in CET1 capital ratio of

UBS AG standalone decreased to 14.7% from 14.8%,

reflecting the
increase in

phase-in RWA,

partly offset

by the

increase in

CET1 capital.

The firm’s

Basel III leverage

ratio decreased

to
10.5% from 10.6%, reflecting the increase in the LRD, partly offset by the aforementioned increase in tier 1 capital.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

increased

12.7 percentage

points

to
282.3%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA). The

movement in

the quarterly

average

LCR was

primarily driven

by an

increase

in high-quality

liquid assets
(HQLA) of

USD 33.2bn to USD 170.2bn.

This increase was

substantially attributable to

the effect of

the merger of

UBS AG
and Credit Suisse AG, with only 21 days of post-merger effect being included in the average LCR for the second quarter
of

2024.

The

increase

in

HQLA

was

partly

offset

by

a

USD 10.0bn

increase

in

net

cash

outflows

to

USD 60.4bn,
substantially attributable to the effect of the merger

of UBS AG and Credit Suisse AG, with

only 21 days of post-merger
effect being included in the average LCR for the second

quarter of 2024.
As of

30 September 2024,

the net

stable funding

ratio decreased

2.1 percentage points

to 100.4%,

remaining above
the

prudential

requirement

communicated

by

FINMA.

Available

stable

funding

decreased

slightly

by

USD 1.6bn

to
USD 446.4bn,

mainly

driven

by

lower

customer

deposits.

Required

stable

funding

increased

by

USD 7.6bn

to
USD 444.9bn, mainly driven by higher trading assets, partly

offset by lower lending assets.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

21
KM1: Key metrics
USD m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23 30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

83,113

82,329

51,971

52,553

53,107
2 Tier 1

99,363

97,461

66,175

65,051

64,767
3 Total capital

99,365

97,461

66,175

65,052

64,767
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

565,180

554,478

356,821

354,083

347,514
4a Minimum capital requirement
2

45,214

44,358

28,546

28,327

27,801
Risk-based capital ratios as a percentage of RWA
1
5 CET1 ratio (%)

14.71

14.85

14.56

14.84

15.28
6 Tier 1 ratio (%)

17.58

17.58

18.55

18.37

18.64
7 Total capital ratio (%)

17.58

17.58

18.55

18.37

18.64
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.19

0.18

0.12

0.12

0.11
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.69

2.68

2.62

2.62

2.61
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.58

9.58

10.06

10.34

10.64
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

944,404

921,796

641,315

643,939

608,933
14 Basel III leverage ratio (%)

10.52

10.57

10.32

10.10

10.64
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

170,179

137,003

123,742

129,961

109,248
16 Total net cash outflow

60,445

50,458

46,115

50,376

48,781
16a of which: cash outflows

228,228

197,846

174,814

163,836

160,990
16b of which: cash inflows

167,783

147,387

128,700

113,460

112,210
17 LCR (%) 282.26

269.55

268.69

260.16

225.93
Net stable funding ratio (NSFR)
7
18 Total available stable funding 446,435 448,005 274,568

279,758

263,737
19 Total required stable funding 444,875 437,275 288,322

304,938

279,160
20 NSFR (%) 100.35 102.45 95.23

91.74

94.48
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio that

is available to meet buffer requirements.
Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 Calculated after the application of haircuts, inflow
and outflow rates, as

well as, where applicable,

caps on Level 2 assets and

cash inflows. Calculated based

on an average of 65

data points in the third quarter

of 2024 and 61 data points

in the second quarter of
2024, of which 40 data points were

before the merger (i.e.

from 2 April 2024 until 30

May 2024), and 21 data points were

after the merger (i.e. from

31 May 2024 until 30 June 2024)

. For the prior-quarter data
points, refer to

the respective Pillar 3

Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for more information.

7 In accordance

with Art. 17h

para. 3 and

4 of the

Liquidity Ordinance,

UBS AG
standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100%

after taking into account such excess funding.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

22
Swiss systemically relevant bank going and gone concern

requirements and information

The

tables

below

provide

details

of

the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and

information

as required

by FINMA;

details

regarding

eligible

gone

concern instruments

are
also provided below.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased in. The gone

concern capital coverage ratio reflects how

much gone concern capital is

available to meet the gone
concern requirement. Outstanding

high- and low-trigger

loss-absorbing tier 2 capital

instruments, non-Basel III-compliant
tier 2 capital instruments,

and total loss-absorbing capacity-eligible unsecured debt instruments are eligible to meet gone
concern requirements until one year before maturity.
More information about

the going and

gone concern requirements

is provided in

the “UBS AG

Standalone” section of
the 31 December 2023 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.56
1

82,268

14.55
1

90,617

5.04
1

47,558
Common equity tier 1 capital

10.26

57,965

10.25

63,837

3.54

33,392
of which: minimum capital

4.50

25,433

4.50

28,025

1.50

14,166
of which: buffer capital

5.50

31,085

5.50

34,253

2.00

18,888
of which: countercyclical buffer

0.20

1,109

0.20

1,222
Maximum additional tier 1 capital

4.30

24,303

4.30

26,779

1.50

14,166
of which: additional tier 1 capital

3.50

19,781

3.50

21,797

1.50

14,166
of which: additional tier 1 buffer capital

0.80

4,521

0.80

4,982
Eligible going concern capital
Total going concern capital

17.58

99,363

15.95

99,363

10.52

99,363
Common equity tier 1 capital

14.71

83,113

13.35

83,113

8.80

83,113
Total loss-absorbing additional tier 1 capital

2.88

16,250

2.61

16,250

1.72

16,250
of which: high-trigger loss-absorbing additional tier 1 capital

2.66

15,012

2.41

15,012

1.59

15,012
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,239

0.20

1,239

0.13

1,239
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

565,180

622,776
Leverage ratio denominator

944,404
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

80,334
Eligible gone concern capital
Total gone concern loss-absorbing capacity

96,470
Gone concern capital coverage ratio

120.09
1 Includes applicable add-ons

of 1.50% for risk-weighted

assets (RWA, phase-in),

1,49% for risk-weighted assets

(RWA, fully applied) and

0.54% for leverage

ratio denominator (LRD), of

which 6 basis points

for
RWA phase-in, 5 basis points for RWA fully applied and 4 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 338m related to the supply chain finance funds matter at Credit Suisse.

2 A maximum
of 25% of the gone

concern requirements can be

met with instruments that have

a remaining maturity of

between one and two years.

Once at least 75% of

the minimum gone concern requirement

has been met
with instruments that have a remaining maturity of greater

than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be

included in the total gone concern capital.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

23
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.24 30.6.24
Eligible going concern capital
Total going concern capital

99,363

97,461
Total tier 1 capital

99,363

97,461
Common equity tier 1 capital

83,113

82,329
Total loss-absorbing additional tier 1 capital

16,250

15,132
of which: high-trigger loss-absorbing additional tier 1 capital

15,012

13,907
of which: low-trigger loss-absorbing additional tier 1 capital

1,239

1,225
Eligible gone concern capital
Total gone concern loss-absorbing capacity

96,470

98,828
Total tier 2 capital

286

531
of which: non-Basel III-compliant tier 2 capital

286

531
TLAC-eligible unsecured debt

96,184

98,297
Total loss-absorbing capacity
Total loss-absorbing capacity

195,833

196,288
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

565,180

554,478
of which: investments in Switzerland-domiciled subsidiaries
1

87,083

82,197
of which: investments in foreign-domiciled subsidiaries
1

200,092

191,532
Risk-weighted assets, fully applied as of 1.1.28

622,776

609,509
of which: investments in Switzerland-domiciled subsidiaries
1

94,656

89,344
of which: investments in foreign-domiciled subsidiaries
1

250,115

239,415
Leverage ratio denominator

944,404

921,796
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.6

17.6
of which: common equity tier 1 capital ratio, phase-in

14.7

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.0

16.0
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.3

13.5
Leverage ratios (%)
Going concern leverage ratio

10.5

10.6
of which: common equity tier 1 leverage ratio

8.8

8.9
Capital coverage ratio (%)
Gone concern capital coverage ratio

120.1

127.5
1 Net exposures

for direct and

indirect investments including

holding of regulatory

capital instruments

in Switzerland-domiciled

subsidiaries and for

direct and

indirect investments including

holding of regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 230% and

320%, respectively,

for the current

year.

Risk weights will

gradually increase

by 5 percentage

points per year

for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

24
UBS Switzerland AG standalone
Merger of UBS Switzerland AG and Credit Suisse (Schweiz)

AG
On

1 July

2024,

the

merger

of

UBS

Switzerland AG

and

Credit

Suisse

(Schweiz) AG

was

completed,

with
UBS Switzerland AG succeeding by operation of Swiss law to all rights and obligations of Credit Suisse (Schweiz) AG and
becoming

the

direct

or

indirect

shareholder

of

all

of

the

former

direct

and

indirect

subsidiaries

of

Credit

Suisse
(Schweiz) AG.

UBS

has

accounted

for

the

merger

under

IFRS

Accounting

Standards,

including

common

control
accounting

principles.

IFRS

Accounting

Standards

are

the

basis

for

Basel

Committee

on

Banking

Supervision

(BCBS)
Basel III rules.

Prior periods have not

been restated. Under

Swiss generally accepted

accounting principles, UBS

has initially
recognized the assets and liabilities retroactively as of 1

April 2024 on the basis of their previous book values.
The merger of UBS

Switzerland AG and Credit Suisse

(Schweiz) AG resulted in an

CHF 80.7bn increase in risk-weighted
assets (RWA),

including the impact of the

floor, and a CHF 10.8bn

increase in common equity

tier 1 (CET1) capital as

of
the date of the merger.

The liquidity coverage ratio

(the LCR) increased, while

the net stable funding ratio

(the NSFR) of
UBS

Switzerland AG

standalone

decreased

in

the

third

quarter

of

2024,

including

the

impact

of

the

merger

of

UBS
Switzerland AG and Credit

Suisse (Schweiz) AG. Both

the LCR

and the NSFR

were well above

the regulatory requirements.
›
Refer to the “Integration of Credit Suisse” in the “Recent

developments” section of the UBS Group third quarter

2024 report,
available under “Quarterly reporting” at ubs.com/investors , for more information about the integration of Credit Suisse
Key metrics for the third quarter of 2024
The table below is based on BCBS Basel III rules and IFRS

Accounting Standards.
During the third quarter of 2024, CET1 capital increased by CHF 9.4bn to CHF 22.0bn, mainly due to the merger of UBS
Switzerland AG and Credit Suisse (Schweiz) AG, which resulted in an increase of CHF 10.8bn, and an operating profit of
CHF 1.2bn, partly offset by additional dividend accruals.

Total

RWA

increased

by

CHF 74.9bn

to

CHF 185.2bn,

due

to

the

merger

of

UBS

Switzerland AG

and

Credit

Suisse
(Schweiz) AG, which resulted in an

CHF 80.7bn increase in RWA.

Excluding that merger, RWA decreased

by CHF 5.8bn,
mainly due to lower credit risk driven by negative net new

loans.

The leverage ratio denominator (the

LRD) increased by CHF 230.3bn to CHF 567.5bn,

predominantly due to the merger
of UBS Switzerland AG and Credit Suisse

(Schweiz) AG, which resulted in a

CHF 234.6bn increase in the LRD.

Excluding
that

merger,

the

LRD

decreased

by

CHF 4.3bn,

mainly

due

to

a

decrease

in

securities

financing

transactions,

lending
balances and credit commitments.
The

quarterly

average

LCR

of

UBS

Switzerland AG

increased

0.8 percentage

points

to

146.7%,

remaining

above

the
prudential requirement

communicated by

the Swiss

Financial Market

Supervisory Authority

(FINMA). The

movement in
the

quarterly

average

LCR

was

primarily

driven

by

a

CHF 47.9bn

increase

in

high-quality

liquid

assets

(HQLA)

to
CHF 126.0bn. This increase was substantially related to the contribution of the HQLA of Credit Suisse (Schweiz) AG after the merger of UBS Switzerland AG

and Credit Suisse (Schweiz) AG, which

included funding received from UBS AG.

This
increase in HQLA was partly offset by a CHF

32.4bn increase in net cash outflows to

CHF 86.0bn, predominantly due to
net

cash

outflows

from

Credit

Suisse

(Schweiz) AG,

mainly

related

to

customer

deposits,

lending

assets

and

loan
commitments.
As

of

30 September

2024,

the

NSFR

decreased

1.4 percentage

points

to

134.7%,

remaining

above

the

prudential
requirement

communicated

by

FINMA.

Available

stable

funding

increased

by

CHF 144.2bn

to

CHF 369.2bn,
predominantly driven by the

merger of UBS Switzerland

AG and Credit Suisse

(Schweiz) AG, mainly reflecting

customer
deposits,

regulatory

capital

and

debt

securities

issued.

Required

stable

funding

increased

by

CHF 108.7bn

to
CHF 274.0bn, substantially driven

by the

merger of UBS

Switzerland AG and Credit

Suisse (Schweiz) AG, mainly

reflecting
lending assets.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

25
KM1: Key metrics
CHF m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23 30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

22,016

12,601

12,630

12,515

12,449
2 Tier 1

30,009

17,601

17,630

17,515

17,838
3 Total capital

30,009

17,601

17,630

17,515

17,838
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

185,237

110,294

111,292

107,097

108,009
4a Minimum capital requirement
1

14,819

8,824

8,903

8,568

8,641
4b Total risk-weighted assets (pre-floor)

167,384

100,623

102,993

99,936

100,646
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

11.89

11.43

11.35

11.69

11.53
6 Tier 1 ratio (%)

16.20

15.96

15.84

16.35

16.52
7 Total capital ratio (%)

16.20

15.96

15.84

16.35

16.52
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.08

0.07

0.05

0.04

0.05
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.90

0.81

0.81

0.84

0.82
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.58

2.57

2.55

2.54

2.55
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

7.39

6.93

6.85

7.19

7.03
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

567,484

337,149

337,653

330,515

332,850
14 Basel III leverage ratio (%)

5.29

5.22

5.22

5.30

5.36
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

126,037

78,141

77,489

76,288

75,125
16 Total net cash outflow

85,964

53,601

54,396

53,564

52,825
16a of which: cash outflows

114,992

74,884

75,050

73,049

71,989
16b of which: cash inflows

29,027

21,283

20,654

19,485

19,164
17 LCR (%)

146.68

145.89

142.47

142.46

142.23
Net stable funding ratio (NSFR)
6
18 Total available stable funding 369,168 224,953 224,591 222,709 221,883
19 Total required stable funding 274,029 165,291 166,818 166,100 165,543
20 NSFR (%) 134.72 136.10 134.63 134.08 134.03
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS

capital buffer requirements

for risk-weighted positions

that are directly

or indirectly backed

by residential properties

in Switzerland.

4 Represents the

CET1 ratio

that is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated
after the application of haircuts, inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 65 data points in the third quarter of 2024 and 61
data points in the second quarter of 2024. For the

prior-quarter data points, refer to the respective Pillar 3 Report, available under

“Pillar 3 disclosures” at ubs.com/investors, for more information.

6 UBS Switzerland
AG is required to maintain a minimum NSFR

of at least 100% on an ongoing basis,

as set out in Art. 17h para. 1 of

the Liquidity Ordinance. A portion of the excess

funding is used to fulfill the NSFR requirement of
UBS AG standalone.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

26
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA

;

details regarding

eligible

gone concern

instruments

are
also provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

30 September

2024,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS

Switzerland AG
standalone were 15.28% (including a countercyclical buffer

of 0.98%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going

concern

requirements,

excluding

the

countercyclical

buffer

requirements.

Outstanding

total

loss-absorbing
capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern

requirements

until

one

year

before
maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.28
1

28,305

5.00
1

28,374
Common equity tier 1 capital

10.98

20,340

3.50

19,862
of which: minimum capital

4.50

8,336

1.50

8,512
of which: buffer capital

5.50

10,188

2.00

11,350
of which: countercyclical buffer

0.98

1,816
Maximum additional tier 1 capital

4.30

7,965

1.50

8,512
of which: additional tier 1 capital

3.50

6,483

1.50

8,512
of which: additional tier 1 buffer capital

0.80

1,482
Eligible going concern capital
Total going concern capital

16.20

30,009

5.29

30,009
Common equity tier 1 capital

11.89

22,016

3.88

22,016
Total loss-absorbing additional tier 1 capital

4.32

7,993

1.41

7,993
of which: high-trigger loss-absorbing additional tier 1 capital

4.32

7,993

1.41

7,993
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

16,423

3.10

17,592
of which: base requirement including add-ons for market share and

LRD

8.87
3

16,423

3.10
3

17,592
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.80

20,007

3.53

20,007
TLAC-eligible unsecured debt

10.80

20,007

3.53

20,007
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.15

44,728

8.10

45,966
Eligible total loss-absorbing capacity

27.00

50,016

8.81

50,016
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

185,237
Leverage ratio denominator

567,484
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

27
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.24 30.6.24
Eligible going concern capital
Total going concern capital

30,009

17,601
Total tier 1 capital

30,009

17,601
Common equity tier 1 capital

22,016

12,601
Total loss-absorbing additional tier 1 capital

7,993

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

7,993

5,000
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20,007

11,238
TLAC-eligible unsecured debt

20,007

11,238
Total loss-absorbing capacity
Total loss-absorbing capacity

50,016

28,840
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

185,237

110,294
Leverage ratio denominator

567,484

337,149
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.2

16.0
of which: common equity tier 1 capital ratio

11.9

11.4
Gone concern loss-absorbing capacity ratio

10.8

10.2
Total loss-absorbing capacity ratio

27.0

26.1
Leverage ratios (%)
Going concern leverage ratio

5.3

5.2
of which: common equity tier 1 leverage ratio

3.9

3.7
Gone concern leverage ratio

3.5

3.3
Total loss-absorbing capacity leverage ratio

8.8

8.6

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

28
Capital instruments
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares Loan
3
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS Switzerland AG
shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

29
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
5
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any
accrued and unpaid interest thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

30
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland

AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back, the
assets of the liquidated company are
divided between the shareholders pro rata
based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements

applicable as of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland

AG’s financial statements

under Swiss GAAP.

5 The entity decided not

to trigger the call
option. There is no expected date for the repayment.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

31
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
–
3 Governing law(s) of the instrument Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a
Regulatory treatment
4 Transitional Basel III rules
1
Additional tier 1 capital
5 Post-transitional Basel III rules
2
Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Notes
3
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 500 CHF 700 CHF 700 CHF 700 CHF 500
9 Par value of instrument (currency in million) CHF 500 CHF 700 CHF 700 CHF 700 CHF 500
10 Accounting classification
4
Due to banks held at amortized cost
11 Original date of issuance 31 May 2018 17 December 2018 17 December 2018 17 December 2018 31 May 2022
12 Perpetual or dated Perpetual
13 Original maturity date –
14 Issuer call subject to prior supervisory approval Yes

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

32
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
First optional repayment date:

31 May 2023
5
First optional repayment date:

17 June 2024
5
First optional repayment date:

17 June 2025
First optional repayment date:

17 June 2026
First optional repayment date:

31 May 2027
Repayable on the first optional repayment date or on any interest payment date thereafter.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest thereon.
16 Subsequent call dates, if applicable
Early repayment possible due to a tax or capital event.

Repayment due to tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

33
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon Floating
18 Coupon rate and any related index 3-month SARON Compound
+ 314 bps

per annum quarterly
3-month SARON Compound
+ 408 bps

per annum quarterly
3-month SARON Compound
+ 413 bps

per annum quarterly
3-month SARON Compound
+ 418 bps

per annum quarterly
3-month SARON Compound
+ 601 bps

per annum quarterly
19 Existence of a dividend stopper No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary
21 Existence of step-up or other incentive to redeem No
22 Non-cumulative or cumulative Non-cumulative
23 Convertible or non-convertible Non-convertible
24 If convertible, conversion trigger(s) –
25 If convertible, fully or partially –
26 If convertible, conversion rate –
27 If convertible, mandatory or optional conversion –
28 If convertible, specify instrument type convertible into –
29 If convertible, specify issuer of instrument it converts into –
30 Write-down feature Yes
31 If write-down, write-down trigger(s)
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS Switzerland

AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure
UBS Switzerland AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially
Fully

33 If write-down, permanent or temporary Permanent
34 If temporary write-down, description of write-up mechanism –
34a Type of subordination Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share
capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features –
37 If yes, specify non-compliant features –
1 Based on Swiss SRB (including transitional arrangement)

requirements.

2 Based on Swiss SRB requirements applicable as of

1 January 2020.

3 Notes subscribed by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG’s

financial statements under Swiss GAAP.

5 The entity decided not to trigger the
call option. There is no expected date for the repayment.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

34
UBS Europe SE consolidated
Key metrics for the third quarter of 2024
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of

UBS Europe SE

consolidated

based

on

Basel

Committee

on

Banking

Supervision

Pillar 1

requirements

and

in
accordance with EU regulatory rules and IFRS Accounting Standards.

During

the

third

quarter

of

2024,

available

capital

was

stable,

and

risk-weighted

assets

increased

by

EUR 0.2bn

to
EUR 12.6bn, mainly driven by over-the-counter transactions and Lombard loans, partly offset by a decrease in exchange-
traded derivatives.

Leverage ratio exposure decreased

by EUR 0.6bn to EUR 50.1bn,

mainly reflecting changes in

balances
with central banks.
The

average

liquidity

coverage

ratio

remained

well

above

the

regulatory

requirements

of

100%

at

145.2%,

with

a
EUR 0.5bn

decrease

in

high-quality

liquid assets

and a

EUR 0.1bn

decrease

in

total

net

cash outflows.

The

net

stable
funding

ratio

decreased

2.2 percentage

points

to

127.4%,

mainly

reflecting

a

EUR 0.4bn

decrease

in

available

stable
funding as a result of a reduction in intercompany funding.
KM1: Key metrics
1
EUR m, except where indicated
30.9.24 30.6.24
2
31.3.24
2
31.12.23 30.9.23
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,701

2,740

2,619

2,625

2,651
2 Tier 1

3,301

3,340

3,219

3,225

3,251
3 Total capital

3,301

3,340

3,219

3,225

3,251
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,622

12,423

12,645

12,382

12,247
4a Minimum capital requirement
3

1,010

994

1,012

991

980
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

21.4

22.1

20.7

21.2

21.7
6 Tier 1 ratio (%)

26.16

26.9

25.5

26.1

26.6
7 Total capital ratio (%)

26.2

26.9

25.5

26.1

26.6
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.7

0.6

0.6

0.5
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.2

3.1

3.1

3.0
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.9

17.6

16.2

16.7

17.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

50,053

50,630

48,797

45,079

47,314
14 Basel III leverage ratio (%)
5

6.6

6.6

6.6

7.2

6.9
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

16,741

17,269

18,284

18,944

19,364
16 Total net cash outflow

11,523

11,658

12,406

12,794

13,120
17 LCR (%)

145.2

148.3

147.9

148.7

148.3
Net stable funding ratio (NSFR)
18 Total available stable funding

14,621

15,058

13,596

13,942

14,357
19 Total required stable funding

11,478

11,622

11,087

10,606

10,856
20 NSFR (%)

127.4

129.6

122.6

131.5

132.2
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the

regulatory reports as submitted to the European Central Bank.

3 Calculated as 8% of total RWA, based on
total capital minimum requirements, excluding CET1 buffer

requirements.

4 Represents the CET1 ratio that

is available for meeting buffer

requirements. Calculated as the CET1 ratio minus

4.5% and after considering,
where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.

5 On the basis of tier 1 capital.

6 Figures are calculated based on a 12
‑
month average.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

35
UBS Americas Holding LLC consolidated
Key metrics for the third quarter of 2024
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with US Basel III rules.
Effective

1 October 2023

and through

30 September

2024, UBS

Americas Holding

LLC was

subject to

a stress

capital
buffer

(an SCB)

of 9.1%,

in

addition to

the

minimum capital

requirements.

That

SCB was

determined

by the

Federal
Reserve Board following

the completion of

the 2023 Comprehensive

Capital Analysis and

Review (the CCAR)

based on
Dodd–Frank Act

Stress Test

(DFAST) results

and planned

future dividends.

Based on

the results

of the

2024 CCAR,

the
SCB for UBS Americas Holding LLC was adjusted to 9.3%

effective 1 October 2024 and through 30 September

2025.
During the third quarter of

2024, common equity tier 1

capital increased by USD 0.3bn

to USD 23.3bn, driven primarily
by operating profit and a decrease in

deferred tax assets that arise from

net operating losses. Risk-weighted assets (RWA)
increased by

USD 0.7bn to

USD 84.9bn, due

to a

USD 1.8bn increase

in credit

risk RWA,

partly offset

by a

USD 1.1bn
decrease

in

market

risk

RWA.

Leverage

ratio

exposure,

calculated

on

an

average

basis,

decreased

by

USD 8.1bn

to
USD 197.6bn, primarily due to a decrease in financial assets not held for trading.
The average

liquidity coverage ratio

decreased by 17.6

percentage points to

130.1%, driven

by an increase

in net cash
outflows, partly offset by an increase in high-quality liquid assets from the addition of Credit Suisse

Holdings (USA), Inc.,
following the reparenting thereof in June 2024.

The average net stable funding ratio increased by 1.9 percentage points to 137.3%. This was due to a

USD 4.7bn increase in available stable

funding, which was primarily driven

by an increase
in regulatory capital due to the reparenting of Credit Suisse Holdings (USA), Inc., partly offset by a USD 2.3bn increase in required stable funding, primarily due to an increase in

other assets.
›
Refer to the “UBS Americas Holding LLC

consolidated” section of the 30 June 2024 Pillar

3 Report, available under “Pillar 3
disclosures” at ubs.com/investors
, for more information about the reparenting of Credit Suisse Holdings

(USA), Inc.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

36
KM1: Key metrics
USD m, except where indicated
30.9.24 30.6.24
1
31.3.24 31.12.23 30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

23,303

23,036

14,136

14,081

10,348
2 Tier 1

26,121

25,846

16,975

16,919

15,433
3 Total capital

26,378

26,103

17,174

17,120

15,647
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

84,944

84,289

75,897

73,096

72,002
4a Minimum capital requirement
2

6,795

6,743

6,072

5,848

5,760
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

27.4

27.3

18.6

19.3

14.4
6 Tier 1 ratio (%)

30.8

30.7

22.4

23.1

21.4
7 Total capital ratio (%)

31.1

31.0

22.6

23.4

21.7
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.1

9.1

9.1

9.1

4.8
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.1

9.1

9.1

9.1

4.8
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

22.9

22.8

14.1

14.8

9.9
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

197,597

205,699
4

183,701

184,015

185,049
14 Basel III leverage ratio (%)
5

13.2

12.6

9.2

9.2

8.3
14a Total Basel III supplementary leverage ratio exposure measure

227,490

232,968
4

209,750

208,242

206,753
14b Basel III supplementary leverage ratio (%)
5

11.5

11.1

8.1

8.1

7.5
Liquidity coverage ratio (LCR)
15
Total high-quality liquid assets (HQLA)

32,069

29,749
6

28,410

27,952

28,839
16 Total net cash outflow
7

24,649

20,135
6

18,947

18,931

18,512
17 LCR (%)

130.1

147.7
6

149.9

147.7

155.8
Net stable funding ratio (NSFR)
18 Total available stable funding

112,554

107,825
6

107,370

107,872

108,281
8
19 Total required stable funding
7

81,952

79,651
6

80,303

81,650

82,164
8
20 NSFR (%)

137.3

135.4
6

133.7

132.1

131.8
8
1 Regulatory information is inclusive of Credit Suisse Holdings (USA), Inc., following the reparenting of this entity under UBS Americas Holding LLC on 7

June 2024. Prior periods have not been restated.

2 Calculated
as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus
the BCBS CET1 capital requirement and, where

applicable, minus the BCBS additional

tier 1 and tier 2 capital requirements

met with CET1 capital.

4 Leverage exposure for 30 June 2024

has been calculated as if
the reparenting of Credit Suisse Holdings (USA), Inc., occurred on the first day of the calendar quarter.

5 On the basis of tier 1 capital.

6 The liquidity coverage ratio and net

stable funding ratio for 30 June 2024
are calculated on a simple daily average of the quarter which included the business activity of Credit Suisse Holdings (USA), Inc., beginning on

7 June 2024.

7 Reflected at 85% of the full amount in accordance with
the Federal Reserve tailoring rule.

8 Comparative information for 30 September 2023 has been restated

for revisions to available stable funding and required stable funding. These revisions were not related to the
reparenting of Credit Suisse Holdings (USA), Inc.

30 September 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

37
Credit Suisse International standalone
Key metrics for the third quarter of 2024
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with UK Prudential Regulatory Authority regulations and IFRS

Accounting Standards.

During the third quarter of 2024, the common equity

tier 1 capital of Credit Suisse International standalone increased by
USD 0.1bn to

USD 12.9bn, primarily

due to

a reduction

in capital

deductions.

Total capital

increased by

USD 0.1bn to
USD 14.1bn. Risk-weighted assets (RWA) decreased by USD 2.7bn to

USD 17.0bn,

driven by decreases in credit risk RWA
and

market

risk

RWA

due

to

a

reduction

in

trading

activity.

Leverage

ratio

exposure

decreased

by

USD 3.0bn

to
USD 55.2bn, mainly driven by decreases

in trading inventory,

cash and derivatives.
The average liquidity coverage ratio

was 367.2%, compared with 345.3% in

the second quarter of 2024.

The movement
was driven by an increase of USD 0.4bn in high-quality liquid assets, reflecting increases in treasury-controlled assets and
currency effects, and a reduction in net cash outflows of USD 0.2bn

.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of 100%,

at 182.9%, compared

with 150.8%

in the second

quarter of

2024. The movement

in the NSFR
was driven

by a

decrease of

USD 3.5bn in

required stable

funding, mainly

reflecting decrease

s

in derivative

exposures,
trading inventory and unsecured lending. This was

offset by a decrease of USD 1.8bn in

available stable funding, mainly
driven by a decrease in long-term funding and capital.

KM1: Key metrics
USD m, except where indicated
30.9.24 30.6.24 31.3.24 31.12.23
1
30.9.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,945

12,814

12,896

12,689

13,244
2 Tier 1

14,145

14,014

14,096

13,889

14,444
3 Total capital

14,145

14,014

14,096

13,889

14,447
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

16,983

19,699

28,068

34,698

42,012
4a Minimum capital requirement
2

1,359

1,576

2,245

2,776

3,361
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

76.22

65.05

45.95

36.57

31.52
6 Tier 1 ratio (%)

83.29

71.14

50.22

40.03

34.38
7 Total capital ratio (%)

83.29

71.14

50.22

40.03

34.39
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.73

0.58

0.61

0.83

0.76
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.23

3.08

3.11

3.33

3.26
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

71.72

60.55

41.45

31.19

26.39
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

55,245

58,250

67,069

78,135

89,344
14 Basel III leverage ratio (%)
4

25.60

24.06

21.02

17.78

16.17
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

14,984

14,578

14,589

15,364

15,411
16 Total net cash outflow

4,206

4,423

4,485

5,990

8,091
17 LCR (%)

367.15

345.26

340.28

280.28

220.97
Net stable funding ratio (NSFR)
18 Total available stable funding

21,598

23,407

26,678

30,356

34,581
19 Total required stable funding

12,935

16,461

20,010

24,166

27,375
20 NSFR (%)

182.86

150.82

136.71

125.59

126.10
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2023 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS

CET1 capital requirement and, where applicable, minus
the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.

30 September 2024 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 September 2024 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 September 2024 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

November 8, 2024